Invesco PowerShares
301 West Roosevelt Road
Wheaton, IL 60187
800 983 0903 | www.invescopowershares.com

VIA EDGAR

February 27, 2013

Mr. Jeff Long

Ms. Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             PowerShares Exchange-Traded Fund Trust (“Trust I”); PowerShares Exchange-Traded Fund Trust II (“Trust II”); PowerShares India Exchange-Traded Fund Trust (“India Trust”); and PowerShares Actively Managed Exchange-Traded Fund Trust (the “Active Trust”) (each, a “Trust” and collectively, the “Trusts”)/(I/C File Nos. 811-21265; 811-21977; 811-22147; 811-22148, respectively).

Financial Statement Review

Dear Mr. Long and Ms. DiAngelo:

On behalf of the Trusts, thank you for speaking with us on January 15, 2013 about the Trusts’ financial statements dated April 30, 2012 (Trust I), October 31, 2011 (Trust II), October 31, 2011 (India Trust) and October 31, 2011 (Active Trust) (each, a “Financial Statement” and collectively, the “Financial Statements”).  In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated your oral comments below, followed by our written responses.)

Financial Statements

1.              Management Discussion of Fund Performance:

i.                  Comment: In the disclosure about fund performance, please enhance the performance discussion to explain the differences between the performance of the fund and the performance of the benchmark index and any broad based market index.

Response: We will enhance the disclosure going forward.

ii.               Comment: A few funds changed their index.  Going forward please include additional information disclosing whether the change affects the Underlying Index or the benchmark and the reasons for the change.

Response:  We will include additional information going forward.

iii.            Comment: Going forward, please consider enhancing the description of the broad based market indexes that are used as benchmarks (currently, this disclosure is limited to the number of securities in any one index).

Response:  We will consider enhancing the descriptions.

iv.           Comment:  The Exemptive Orders for the Trusts(1) state that the annual report must include the following data, “calculated on per-fund share basis” for one, five and ten year periods (or life of the fund):

1.             the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and

2.             the cumulative total return of the applicable Underlying Index

Please include this disclosure going forward.

Response:  We will include this disclosure going forward.

2.              Frequency Distribution of Discounts & Premiums.

i.                  Comment:  The Financial Statements list the number of days the market price of the fund shares was greater than the fund’s net asset value and the number of days it was less than the fund’s net asset value (premium or discount) for the most recently completed five fiscal years.  In accordance with Form N-1A, Item 27(b)(7), Instructions 2 to 4, please amend the disclosures going forward as follows:

a)             Express the information as a percentage of the net asset value of the Exchange-Traded Fund, using separate columns for the number of days the Market Price was greater than the Fund’s net asset value and the number of days it was less than the Fund’s net asset value. Round all percentages to the nearest hundredth of one percent.

b)             Adjacent to the table, provide a brief explanation that: shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices.

(1) In re PowerShares Exchange Traded Fund Trust et al., SEC Rel. No. IC-25961 (Mar. 4, 2003) (notice), SEC Rel. No. IC-25985 (Mar. 28, 2003) (order) (relief issued to PowerShares Exchange-Traded Fund Trust, Condition 6); In re PowerShares Exchange Traded Fund Trust et al., SEC Rel. No. IC- 27811 (Apr. 30, 2007) (notice), SEC Rel. No. IC-27841  (May 25, 2007) (order) (relief issued to PowerShares Exchange-Traded Fund Trust II, Condition 5); In re PowerShares Capital Management LLC et al., SEC Rel. No. IC-28140 (Feb. 1, 2008) (notice), SEC Rel. No. IC-28171 (Feb. 27, 2008) (order) (relief issued to PowerShares Exchange-Traded Fund Trust, Condition A.5.) (collectively, the “Exemptive Orders”).

c)              Include a statement that the data presented represents past performance and cannot be used to predict future results.

Response:  We have reviewed the disclosure expressed in basis points and believe that the current presentation complies with Form N-1A’s line-item requirement to express the information as a percentage of net asset value.  (We note that the Commission adopted revisions to Form N-1A related to ETF disclosure subsequent to the issuance of the Exemptive Orders to the Funds.  We believe that this subsequent Commission action has acted to modify certain conditions of the Exemptive Orders related to registration statement and shareholder report disclosure.)  Going forward, however, we will revise the presentation on the Funds’ website from basis points to percentage and will include a reference in each Fund’s annual and semi-annual report to the Fund’s website where this disclosure will be available free of charge, as permitted by Item 27(b)(7)(iv) of Form N-1A.  The disclosure that shareholders may pay more than net asset value when they buy shares and receive less than net asset value when they sell shares, and a statement that the data presented represents past performance which is not a guarantee of future results, is currently included on each Fund’s webpage.

3.              Fees and Expenses

i.                  Comment: Please consider amending the introductory paragraph to explain that, for unitary fee funds, there may be certain expenses in addition to the unitary fee and paid by shareholders.

Response: We will consider modifying the introductory paragraph for unitary fee funds to indicate that the shareholder incurs a unitary management fee and may also incur distribution fees, if any, brokerage expenses, taxes, interest, litigation expenses and other extraordinary expenses.

4.              Schedule of Investments

i.                  Comment: For the PowerShares S&P 500 SmallCap Consumer Staples Portfolio, please explain the reason why the sum of the investments accounting for more than 5% of the portfolio exceeds 50% and confirm whether the fund still meets the diversification requirements of Subchapter M of the Internal Revenue Code of 1986 (as amended) (the “Code”).

Response:  On October 31, 2011 the Fund had a position that exceeded 5% of the portfolio’s assets due to market appreciation.  When this position was aggregated with other positions also accounting for more than 5% of the portfolio, the sum of such positions exceeded 50%.  Under the terms of Sub-Chapter M of the Code, however, the portion of a portfolio holding that exceeds the 5% diversification limit due to market appreciation may be excluded from the diversification calculations.  The sum of positions accounting for more than 5% of the portfolio excluding the position that was due to market appreciation was less than 50% and therefore, the Fund met the diversification requirements set forth in the Code.

ii.               Comment:  For the PowerShares S&P 500 SmallCap Health Care Portfolio, the Financial Statements showed greater than 10% of the fund’s assets were invested in common stocks of mid capitalization companies.  Please explain how these investments are consistent with: (i) the fund’s principal investment strategies to invest at least 90% of its assets in common stocks of small capitalization U.S. healthcare companies, and (ii) the fund’s non-fundamental policy of investing at least 80% of its assets in securities suggested by its name.

Response:  The Adviser believes the investments by the PowerShares S&P 500 SmallCap Health Care Portfolio are consistent with the Fund’s principal investment strategy of investing at least 90% of its total assets in common stocks of small capitalization U.S. healthcare companies that comprise the underlying index, and are in compliance with its non-fundamental policy normally to invest at least 80% of its assets in small capitalization companies.  In managing this portfolio, the Adviser complied with two sets of requirements:

•                  In accordance with the SEC Rule 35d-1, the Fund has adopted a policy to invest at least 80% of its assets in small capitalization companies. As disclosed in the Fund’s Prospectus, the Adviser defines small capitalization companies to be those companies that comprise the S&P SmallCap 600® Capped Health Care Index, which is this Fund’s underlying index.  The Index Provider’s characterizations of the component securities of the Fund’s underlying index reflect a determination by an independent third party as to the nature of the index components of the Underlying Index.

•                  In accordance with the terms of the Exemptive Orders, the Adviser is required to invest at least 90% of the assets of the Fund in securities that are included in the Underlying Index.

During the period under review the Fund was in compliance with both of the above requirements.

For the purpose of the Financial Statements, the Adviser used Morningstar breakpoints to classify companies as “small cap” or “mid cap.”  Because Morningstar and the Index Provider are independent of each other, they may use different methodologies for the classification of securities by capitalization. As a result, the classification of securities in the financial statements may differ from those on which the fund bases its classification of the portfolio securities for purposes of SEC Rule 35d-1 and the Exemptive Orders.  The Adviser will review existing practices and policies to determine whether it is feasible to have consistent presentation in this area.

iii.            Comment:  For those series organized as fund-of-funds and investing in Funds with “PowerShares” in the name, please explain why certain investments are disclosed as investments in affiliated funds and others are not.

Response:  The funds-of-funds that PowerShares advises presently invest in two categories of funds that are marketed and sold under the PowerShares brand:

i.                  The “Pure” PowerShares ETFs.  These are organized as open-end management investment companies, are registered under the Investment Company Act of 1940 (the “‘40 Act”), and operate as exchange traded funds pursuant to SEC exemptive relief.  Invesco PowerShares Capital Management LLC (“PowerShares”) acts as investment adviser to the “Pure” PowerShares ETFs.

ii.               The “DB Funds.”  These are commodity pools registered under the Securities Act of 1933, but which are not required to be registered under the ‘40 Act.  These funds are managed by an affiliate of Deutsche Bank, AG.   PowerShares and its affiliates promote and market these funds and permit the DB Funds to license the PowerShares® registered service mark.  PowerShares does not, however, provide advisory services and it neither owns nor controls the DB Funds.

The PowerShares-advised funds-of-funds use the definition of “affiliated person” that is contained in the ‘40 Act to determine whether to denominate an acquired fund as an “affiliate” in their financial statements.  Section 2(a)(3) of the ‘40 Act defines an “affiliated person” of another person as:

(A)        any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;

(B)        any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person;

(C)       any person directly or indirectly controlling, controlled by, or under common control with, such other person;

(D)       any officer, director, partner, copartner, or employee of such other person;

(E)        if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and

(F)        such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

In addition, the Commission has indicated that two or more investment companies that share the same investment adviser (directly or indirectly) might, under certain circumstances, be deemed to be under common control of one another, and thus affiliated persons pursuant to Section 2(a)(3)(C).  See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001) at n.11 (the “Steadman Doctrine”).

To the extent that a PowerShares advised fund-of-funds owns a “Pure” PowerShares ETF, PowerShares has determined to treat that fund as an affiliated person pursuant to the Steadman Doctrine because of the shared investment adviser.

In contrast, the DB Funds, although branded with the PowerShares trade mark, do not fall within any of the defined categories of the funds-of-funds affiliated persons set forth in Section 2(a)(3).  In addition, PowerShares is independent of Deutsche Bank, AG and shares no control or other affiliation that cause the DB Funds to be affiliated persons of the PowerShares-advised funds-of-funds under the Steadman Doctrine.  As a result, the DB Funds are not affiliates of the PowerShares-advised funds-of-funds under either Section 2(a)(3) or the Steadman Doctrine.

In light of the forgoing, PowerShares has determined that the Pure PowerShares-advised PowerShares ETFs should be disclosed as affiliated holdings of the funds-of-funds, while the DB Funds should be reported as unaffiliated holdings.

iv.           Comment:  For the PowerShares Dynamic Large Cap Value Fund, please explain the notation on Conoco/Phillips as “when issued” securities.

Response:  Conoco/Phillips executed a spin-off of its businesses into two new companies through the distribution of shares.  ConocoPhillips offered a “when-issued” public trading market for Phillips 66 common stock prior to the actual spin-off, which occurred after the close of business April 30, 2012.   PowerShares Dynamic Large Cap Value Fund

purchased shares during the “when-issued” offering period and thus footnoted the securities as “when-issued.”

5.              Statements of Assets and Liabilities

i.                  Comment:  Ensure any amount payable to directors/trustees is shown on a separate line going forward.

Response:  We will ensure any amount payable to the trustees is shown on a separate line going forward.

ii.               Comment:  To avoid confusion with “NAV” please consider amending the second line item under “Net Assets” to read “market price” instead of “share price” going forward.

Response:  We will consider modifying references to “share price” in the Statements of Assets & Liabilities to “market price” going forward.

iii.            Comment:  For the Insured Municipal Funds, the Statement of Assets and Liabilities showed that the Funds accrued other expenses payable.  However, the Statement of Operations did not show expenses other than the Advisory Fee.  Please explain.

Response:  The Funds accrued state and local taxes in a prior period and there was a remaining unpaid payable balance.  The Funds did not accrue any expenses other than the unitary advisory fee during the current period.

6.              Statements of Operations

i.                  Comment: For the PowerShares Dynamic Banking Portfolio and the PowerShares Large Cap Growth Portfolio, the Financial Statements showed negative printing expenses.  Please explain the nature of these expenses and the effect on the recapture of the advisory fee waivers.

Response:  The negative expense reflects the reversal of excess expenses accrued in a prior period.  The prior year estimate for these expenses reflected historical pricing.  During the fiscal year ended April 30, 2012, fees and estimates were adjusted to reflect current lower pricing terms.  The negative expense reflects the reversal of the over accrual.

The reversal of the printing expenses resulted in each Fund being under the expense limit in place at the time of recapture, and recapture was recorded to the extent available.  PowerShares Dynamic Banking Portfolio recaptured expenses equal to the full amount of the reversal; PowerShares Large Cap Growth Portfolio recaptured expenses up the amount of recapture available at the time, which was less than the full amount of the reversal.

ii.               Comment:  Please explain the circumstances in which the following funds waived and recaptured advisory fees in the same fiscal period:

•                  PowerShares Dynamic Large Cap Growth Portfolio

•                  PowerShares Dynamic Food & Beverage Portfolio

•                  PowerShares Dynamic Insurance Portfolio

•                  PowerShares Dynamic Banking Portfolio

•                  PowerShares Dynamic Media Portfolio

•                  PowerShares Dynamic Networking Portfolio

•                  PowerShares Dynamic Biotechnology & Genome Portfolio

•                  PowerShares Dynamic Pharmaceuticals Portfolio

•                  PowerShares Dynamic Oil & Gas Portfolio

•                  PowerShares Dynamic Energy Exploration & Production Portfolio

•                  PowerShares Dynamic Semiconductors Portfolio

•                  PowerShares Fundamental Pure Large Growth Portfolio

•                  PowerShares Fundamental Pure Large Value Portfolio

•                  PowerShares Fundamental Pure Mid Growth Portfolio

•                  PowerShares Fundamental Pure Small Growth Portfolio

Response:  On a daily basis, each Fund’s gross ratio is calculated and compared with expense limits.  If on any given day, the gross ratio is over the expense limit, a waiver will be recorded.  To the extent that the gross ratio is under the expense limit, then recapture is recorded.  The gross ratio could decrease due to asset change or reduction in daily expenses.

iii.            Comment:  The PowerShares S&P SmallCap Materials Portfolio showed that the Fund accrued taxes.  Please explain the nature of the taxes.

Response:  The taxes accrued were excise taxes.

iv.           Comment:  Please explain what expenses were included under “Other Expenses” for the KBW Funds.  If items included in “other expenses” exceed 5% of total expenses please put in a separate line item per expense type.

Response: Other Expenses represented accrued excise taxes.  Going forward other expenses exceeding 5% will have a separate line item per expense type.

v.              Comment:  Please (i) confirm “Distributions” from underlying ETFs contain only capital gains, and (ii) consider revising the line item description to “Distributions of Capital Gains by other Investment Companies.”

Response:  We confirm that the amounts disclosed for this item contain only capital gains.  We will revise the line item description going forward to specify capital gains.

7.              Financial Highlights

i.                  Comment:  We noted that certain Funds distributed a return of capital.  Please describe how the Funds comply with Section 19(a) of the Investment Company Act of 1940.  Please confirm whether the website is updated to reflect returns of capital.

Fund	Year Ended	$ Amount	Per Share
Dynamic Building & Construction	4/30/11		$404,914.12
Dynamic Networking	4/30/11		$461,519.11
Dynamic Semiconductors	4/30/11		$55,929.02
Fundamental Pure Mid Growth Portfolio	4/30/11		$344,520.06
SmallCap Energy Portfolio	10/31/11		$208,929.18
SmallCap Information Technology Portfolio	10/31/11		$23,587.01
1-30 Laddered Treasury	10/31/11		$1,172,598.12
CEF Income Composite	10/31/11		$5,278,599.63

Response:  The returns of capital disclosed in the Funds’ Financial Statements noted above are based upon final determinations for federal income tax purposes. Since these represent permanent differences between book basis and tax basis accounting, the Financial Statements are adjusted to reflect this tax basis accounting. Whenever a distribution is paid, the Fund performs an analysis of the source of this distribution. To the extent a Fund estimates that a portion of the distribution is from a source other than income, it generates a Section 19 notice that details the estimated source of this distribution. These Section 19 notices are sent to the Fund’s transfer agent and the Depository Trust Clearing Corporation (“DTCC”) for ultimate transmittal to the beneficial holders of the shares.

The Funds’ website reflects the character of the distributions as of the declaration date. On an annual basis, once the final determination for federal income tax purposes is performed for the calendar year, the Funds post to the Tax Center of the website an annual summary of distributions for IRC Form 1099 purposes.  This information discloses the tax character of these distributions on a distribution-by-distribution basis.

ii.               Comment:  Please describe your disclosure practice for “significant variation” in portfolio turnover. E.g., Fundamental Pure Small Growth Portfolio.

Response:  Pursuant to Item 16(e) of Form N-1A, each Trust’s Statement of Additional Information includes disclosure on any “significant variation” in portfolio turnover. The Adviser reviews unusual turnover amounts resulting from circumstances outside the normal day-to-day operations of the Funds’ buying and selling of portfolio securities and determines, on a case-by-case basis, whether providing disclosure is appropriate.  For example, a change to a Fund’s underlying index methodology, a significant rebalance of the component securities of a Fund’s underlying index, or a change to the Fund’s underlying index itself could cause the Fund to do additional buying and selling of portfolio securities to align the Fund with the current underlying index.  To the extent that this additional buying and selling activity caused a Fund’s portfolio turnover rate to significantly vary from that of the previously reported fiscal year, the affected Fund would provide disclosure regarding this significant variation in portfolio turnover rate.  For example, the Statement of Additional Information for PowerShares Exchange-Traded Fund Trust, filed with the SEC on August 28, 2012, contains disclosure regarding the reasons for significant variations in portfolio turnover, including that of PowerShares Fundamental Pure Small Growth Portfolio.

8.              Notes to Financial Statements

i.                  Comment:  When addressing the fair value hierarchy, please make this disclosure descriptive enough, especially when you disclose more than one level, so that investors can match the disclosure and the investment to what is disclosed in the Schedule of

Investments.  For example, when there is common stock valued in level 1 and level 2 breakdown the tier table by the same categories as the Schedule of Investments.

Response:  The Funds’ disclosure practice is to include additional descriptive disclosure in the fair value hierarchy tier table when the amount of investments disclosed in more than one level exceeds tolerance levels.

ii.               Comment:  For the PowerShares Fundamental Pure Small Growth Portfolio, the Notes to the Financial Statements report that the Adviser reimbursed the Fund for “trading related activity.”  Please explain what caused the reimbursement and whether the Adviser approved new internal policies and procedures or implemented any enhancement to the existing procedures to prevent similar occurrences from happening again as a result of the loss.

Response:  The amount disclosed represents the amount reimbursed by the Adviser in accordance with the Fund’s NAV error correction procedures due to a trade inadvertently recorded twice in the Fund’s records.  The Fund was overvalued during the period when there were three redemptions for which the Fund overpaid a net amount of $12,745.  The Adviser examined the facts and circumstances surrounding the error, and determined that non-material enhancements to the existing procedures around communicating trades that are cancelled and rebooked would be appropriate, and implemented those enhancements.

iii.            Comment:  Please consider disclosing the Funds’ intention relating to incurring excise taxes.

Response:  We will consider adding this disclosure going forward.

iv.           Comment:  With respect to the uncertain tax disclosure, please consider revising the disclosure to more closely conform to the Audit Guide sample language.

Response:  We have previously reviewed the Audit Guide and our current disclosure practice.  In light of your comment, we will review the Guide again and consider revising this disclosure in the future.

v.              Comment:  For the PowerShares Fundamental Pure Small Value Portfolio, the securities lending collateral seems to be less than 102% of the amount of securities on loan.  Please explain.

Response:  Collateral is trued up the following business day based on the prior day’s market values; therefore, it could appear the Fund is over or under collateralized at certain times.  This matter is disclosed in the securities lending policy note in the Notes to Financial Statements for the Fund as follows: “It is the policy of these Funds to obtain additional collateral from or return excess collateral to the borrower by the end of the next business day, following the valuation of the securities loaned.  Therefore, the value of the collateral held may be temporarily less than the value of the securities on loan.”

Prospectus Disclosures

9.              Fee Table

i.                  Comment:  Please describe how the Funds disclose in the Fee Table the recoupment of expenses that were previously waived.  We note that the AICPA Expert Panel minutes from October 2011 discuss as a separate line item disclosure of “recapture”.

Response:  Recoupment is included with other expenses in the fee table.  We will review additional guidance available and consider using a separate line item in the fee table to disclose recoupment of expenses that were previously waived.

ii.               Comment:  (i) In connection with the expense limitations, please confirm that the Adviser did not recapture any amounts during periods when the Fund’s total expenses exceeded the expense limit in place at the time the waiver was made.

Response:  We confirm that the Adviser did not recapture any amounts when the Funds’ total expenses exceeded the expense limit in place at the time the waiver was made.

Comment:  (ii) Consider modifying the footnote disclosure to state “at the time the waiver was made.”

Response:  We will modify the footnote disclosure to state “at the time the waiver was made” going forward.

iii.            Comment:  With regard to the Prospectus dated August 31, 2012 for the PowerShares Dynamic Bank Portfolio and the PowerShares Dynamic Insurance Portfolio, please explain why the fees were restated.

Response:  Other expenses were restated in the Prospectus dated August 31, 2012 to reflect the current level of expenses.  In this instance, the expenses for the period ended April 30, 2012 reflected a prior year adjustment to printing expenses.

General Comments

10.       Edgar Dates

i.                  Comment:  Please keep the series and class information up to date for each Registrant.  See Appendix A.

Response:  We hereby confirm that as of the date of this letter each Fund’s status has been updated.

11.       Other Filings

i.                  Comment:     Please explain why the following amended filings were made.  Going forward, please include a cover sheet or a detailed explanatory note explaining the reason for the amended filing.  We note that some of the amended Forms N-PX included the following explanatory note: “This amendment filing consists of supplemental information to the previously filed Form N-PX for the above-mentioned registrant.”  In the future, please include more detail.  Additionally, when amended filings are made that have certifications, ensure that the certifications are updated, to within one day of the filing date.

Registrant	File No.	Form	Filing Date
PowerShares Exchange Traded Fund Trust	811-21265	N-PX/A	8/31/2011
PowerShares Exchange Traded Fund Trust	811-21265	N-PX/A	8/2/2010
PowerShares Exchange Traded Fund Trust	811-21265	N-PX/A	8/2/2010

PowerShares Exchange Traded Fund Trust	811-21265	NSAR-B/A	11/12/2010
PowerShares Exchange Traded Fund Trust	811-21265	N-CSR/A	6/30/2010
PowerShares Exchange Traded Fund Trust II	811-21977	N-PX/A	8/31/2011
PowerShares Exchange Traded Fund Trust II	811-21977	N-PX/A	8/2/2010
PowerShares Exchange Traded Fund Trust II	811-21977	N-PX/A	8/2/2010

Response:  The Adviser, on behalf of each Trust has engaged a third party agent (the “Proxy Agent”) to conduct its proxy voting pursuant to Board-approved proxy voting policies.  In the instances identified above, the relevant Trust filed the specific Form N-PX in a timely manner. However, after the filing the Adviser learned that the Proxy Agent inadvertently omitted certain proxy votes from its original report to the Adviser. After receiving the details of the missing proxy votes the Adviser decided to amend the filings. The Adviser used Form N-PX/A to amend the filing and include missed proxy votes as an addendum to the original Form N-PX.

The filing on Form N-SAR-B/A noted above was amended to correct the year missing from the date in the accountant’s letter included in the original filing.

The amended filing on Form N-CSR/A noted above was amended to correct the inadvertent inclusion of a draft final report, and conform the filing to reflect the text of the final report in the form in which it was distributed to shareholders.

In any future amended filings made on Form N-PX/A, each Trust undertakes to include a cover sheet with an explanatory note that explains in greater detail the reason for the amended filing.  In addition, in any future amended filings made on Form N-PX/A, NSAR-B/A or N-CSR/A, or any other filings that require certifications, each Trust hereby undertakes to ensure that such certifications for the amended filings are updated.

ii.               Comment:     We note that changes in Fund names were not consistently reflected in the Form N-PX filed on August 22, 2012.  Please include up to date Fund names going forward.

Response: In future filings on Form N-PX, each Trust undertakes to reflect the updated, current names of the Funds.

iii.            Comment: Other than Item 1 containing the Shareholder Report, address other items required by form N-CSR, indicating “N/A” if an item is not applicable.

Response: We will indicate “N/A” for all non-applicable items and sub-items going forward.

Tandy Representation

The Trusts respectfully advises the Staff that the Trusts acknowledge that:

•                  the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sheri Morris
Sheri Morris
Vice President
Attachment: Appendix A

Appendix A

(a)                     811-22148 - PowerShares Actively Managed Exchange-Traded Fund Trust

i.                  The following funds were liquidated, but are still listed as “Active” in Edgar:

•      PowerShares Active Alpha Multi-Cap Fund

•      PowerShares Active AlphaQ Fund

Response:  Each Fund listed above was liquidated, and disclosure to that effect was filed previously in EDGAR.  Also, the Trust’s Board of Trustees signed an amended designation of series to terminate each Fund.  Each Fund inadvertently did not change its status to “Inactive” in EDGAR; however, we hereby confirm that we have updated each Fund’s status accordingly.

ii.               Please confirm the status of the following funds and update the status as applicable in Edgar.

•      PowerShares Alt-A Non-Agency RMBS Opportunity Fund

•      PowerShares Prime Non-Agency RMBS Opportunity Fund

Response:  The Trust previously withdrew all filings for each Fund from EDGAR because the Trust determined not to proceed with the registration of each Fund.  Each Fund inadvertently did not change its status to “Inactive” in EDGAR; however, we hereby confirm that we have updated each Fund’s status accordingly.

(b)                     811-21265 PowerShares Exchange Traded Fund Trust

iii.            The following liquidated funds are listed as “Active” in Edgar:

•      PowerShares Dynamic Aggressive Growth Portfolio

•      PowerShares Dynamic Deep Value Portfolio

•      PowerShares Dynamic Hardware and Consumer Electronics Portfolio

•      PowerShares Dynamic Healthcare Services Sector Portfolio

•      PowerShares Dynamic Telecom and Wireless Portfolio

•      PowerShares FTSE NASDAQ Small Cap Portfolio

•      PowerShares FTSE RAFI Basic Materials Sector Portfolio

•      PowerShares FTSE RAFI Consumer Goods Sector Portfolio

•      PowerShares FTSE RAFI Consumer Services Sector Portfolio

•      PowerShares FTSE RAFI Energy Sector Portfolio

•      PowerShares FTSE RAFI Financial Sector Portfolio

•      PowerShares FTSE RAFI Health Care Sector Portfolio

•      PowerShares FTSE RAFI Industrials Sector Portfolio

•      PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

•      PowerShares FTSE RAFI Utilities Sector Portfolio

•      PowerShares NASDAQ•100 Buy Write Portfolio

•      PowerShares NXQ Portfolio

•      PowerShares Zacks Small Cap Portfolio

•      PowerShares High Growth Rate Dividend Achievers Portfolio

Response:  Each Fund listed above was liquidated, and disclosure to that effect was filed previously in EDGAR.  Also, the Trust’s Board of Trustees signed an amended designation of series to terminate each Fund.  Each Fund inadvertently did not change its status to “Inactive” in EDGAR; however, we hereby confirm that we have updated each Fund’s status accordingly.

i.      Ticker symbols in the series and class information in EDGAR and the most recent prospectus for the following funds are not the same:

Fund	Edgar	Prospectus
PowerShares Fundamental Pure Small Growth Portfolio	PWT	PXSG
PowerShares Fundamental Pure Small Value Portfolio	PWY	PXSV
PowerShares Fundamental Pure Mid Growth Portfolio	PWJ	PXMG
PowerShares Fundamental Pure Mid Value Portfolio	PWP	PXMV
PowerShares S&P 500 High Quality Portfolio	PIV	SPHQ

Response:  Each Fund listed above has amended its ticker symbol and filed notice of the change previously in EDGAR.  The most recent prospectus filed for these Funds included the updated ticker symbols set forth under the “Prospectus” column in the above table.  Each Fund inadvertently did not update its ticker symbol in EDGAR to match the symbol located in the Trust’s prospectus; however, we hereby confirm that we have updated each Fund’s ticker symbol accordingly.

ii.   Please confirm the status of the following funds and update in EDGAR as applicable.

•                  PowerShares Autonomic Allocation Research Affiliates Portfolio

•                  PowerShares India Tigers Portfolio

•                  PowerShares NASDAQ Dividend Achievers Portfolio

•                  PowerShares DJIA BuyWrite Portfolio

•                  PowerShares Dynamic Brand Name Products Portfolio

•                  PowerShares REIT Preferred Portfolio

•                  PowerShares Value Line 400 Portfolio

Response:  The Trust previously withdrew all filings for each Fund from EDGAR because the Trust determined not to proceed with the registration of each Fund.  Also, the Trust’s Board of Trustees signed an amended designation of series to terminate each Fund. Each Fund inadvertently did not change its status to “Inactive” in EDGAR; however, we hereby confirm that we have updated each Fund’s status accordingly.

(c)          811-21977 PowerShares Exchange Traded Fund Trust II

i.      The following liquidated funds are listed as “Active” in Edgar:

•                  PowerShares Dynamic Asia Pacific Portfolio

•                  PowerShares Dynamic Europe Portfolio

•                  PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

•                  PowerShares FTSE RAFI Europe Small-Mid Portfolio

•                  PowerShares FTSE RAFI International Real Estate Portfolio

•                  PowerShares International Listed Private Equity Portfolio

•                  PowerShares FTSE RAFI Japan Portfolio

•                  PowerShares FTSE RAFI Europe Portfolio

•                  PowerShares Global Biotech Portfolio

•                  PowerShares Global Progressive Transportation Portfolio

Response:  Each Fund listed above was liquidated, and disclosure to that effect was filed previously in EDGAR.  Also, the Trust’s Board of Trustees signed an amended designation of series to terminate each Fund.  Each Fund inadvertently did not change its status to “Inactive” in EDGAR; however, we hereby confirm that we have updated each Fund’s status accordingly.

ii.   Please confirm the status of the following funds and update in Edgar as applicable.

•                  PowerShares Bank Portfolio

•                  PowerShares Capital Markets Portfolio

•                  PowerShares Insurance Portfolio

•                  PowerShares Regional Banking Portfolio

•                  PowerShares Cohen & Steers Global Realty Majors Portfolio

•                  PowerShares Developed Markets Infrastructure Portfolio

•                  PowerShares Dynamic Australia Portfolio

•                  PowerShares Dynamic Canada Portfolio

•                  PowerShares Dynamic Developed International Growth Portfolio

•                  PowerShares Dynamic Developed International Value Portfolio

•                  PowerShares Dynamic France Portfolio

•                  PowerShares Dynamic Germany Portfolio

•                  PowerShares Dynamic Japan Portfolio

•                  PowerShares Dynamic UK Portfolio

•                  PowerShares FTSE RAFI Australia Portfolio

•                  PowerShares FTSE RAFI Brazil Portfolio

•                  PowerShares FTSE RAFI China Portfolio

•                  PowerShares FTSE RAFI Canada Portfolio

•                  PowerShares FTSE RAFI France Portfolio

•                  PowerShares FTSE RAFI Germany Portfolio

•                  PowerShares FTSE RAFI Hong Kong Portfolio

•                  PowerShares FTSE RAFI Latin America Portfolio

•                  PowerShares FTSE RAFI Mexico Portfolio

•                  PowerShares FTSE RAFI South Africa Portfolio

•                  PowerShares FTSE RAFI South Korea Portfolio

•                  PowerShares FTSE RAFI Taiwan Portfolio

•                  PowerShares FTSE RAFI United Kingdom Portfolio

•                  PowerShares Intermediate Build America Bond Portfolio

•                  PowerShares S&P SmallCap Telecommunications Services Portfolio

Response:  Each Fund listed above (except for PowerShares Bank Portfolio, PowerShares Capital Markets Portfolio, PowerShares Insurance Portfolio and PowerShares Regional Banking Portfolio) was either liquidated (with disclosure to that effect previously filed in EDGAR) or never became effective because the Trust determined not to proceed with the registration of the Fund.  PowerShares Bank Portfolio, PowerShares Capital Markets Portfolio, PowerShares Insurance Portfolio and PowerShares Regional Banking Portfolio were renamed PowerShares KBW Bank Portfolio, PowerShares KBW Capital Markets Portfolio, PowerShares KBW Insurance Portfolio and PowerShares KBW Regional Banking Portfolio, respectively, in a subsequent filing in EDGAR prior to becoming effective.  Each of these four Funds should remain listed as “Active” in the EDGAR system.  However, each of the remaining Funds (except for PowerShares Bank Portfolio, PowerShares Capital Markets Portfolio, PowerShares Insurance Portfolio and PowerShares Regional Banking Portfolio) inadvertently did not change their status to “Inactive” in EDGAR. We hereby confirm that we have updated each such Fund’s status accordingly.